Exhibit 99.1

SUNDIAL GROWERS INC.

CHANGE OF AUDITOR NOTICE

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

AND TO:	KPMG LLP

Sundial Growers Inc. (the “Corporation”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.

Effective as of April 7, 2022, KPMG LLP, Chartered Professional Accountants (the “Former Auditor”), has indicated that they will not stand for reappointment as the auditor of the Corporation for the current fiscal year ending December 31, 2022.

2.	The resignation of the Former Auditor was considered and accepted by the audit committee of the board of directors of the Corporation (the “Board”) and the Board.

3.

The Former Auditor’s reports on the Corporation’s consolidated financial statements for the fiscal years ending December 31, 2020 and December 31, 2019 did not express modified opinions. The audit of the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2021 is not yet complete.

4.	There have been no reportable events, as such term is defined in NI 51-102.

DATED this 14th day of April, 2022.

SUNDIAL GROWERS INC.

By:	(signed) Jim Keough
Jim Keough Chief Financial Officer